SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13GA


                 Under the Securities Exchange Act of 1934
                            (Amendment No.    )*


                         DOLLAR GENERAL CORPORATION
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                256669 10 2
                               (CUSIP Number)


    Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person:
    (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
    Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
    (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   CUSIP No.  256669 10 2   13GA

    1.   NAME OF REPORTING PERSON - Hurley Calister Turer, Jr.
         SS# ###-##-####

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  ____

                                                              (b)  ____
    3.   SEC USE ONLY

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF SHARES BENEFICIALLY(1) OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

         2,873,944 See Note 1.

    6.   SHARED VOTING POWER

         10,268,981 See Note 1.

    7.   SOLE DISPOSITIVE POWER

         2,873,944 See Note 1.

    8.   SHARED DISPOSITIVE POWER

         10,268,981 See Note 1.

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,142,925 See Note 1.

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.2%

    12.  TYPE OF REPORTING PERSON

                                 SCHEDULE 13GA

    Item 1(a)    Name of Issuer:          Dollar General Corporation

    Item 1(b)    Address of Issuer's      104 Woodmont Blvd.
                 Principal Executive      Suite 500
                 Offices:                 Nashville, TN  37205

    Item 2(a)    Name of Person Filing:   Hurley Calister Turner, Jr.
                                          104 Woodmont Blvd.,
                                          Suite 500
                                          Nashville, TN  37205

    Item 2(b)    Address of Principal     104 Woodmont Blvd.,
                 Business Office:         Suite 500
                                          Nashville, TN  37205

    Item 2(c)    Citizenship:             United States of America

    Item 2(d)    Title of Class           Common Stock, $.50 par value
                 of Securities:           (the "Shares")

    Item 2(e)    CUSIP Number:            256669-10-2

    Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable.

    Item 4       Ownership:

                 (a)   Amount Beneficially Owned:  13,142,925 See Note 1.

                 (b)   Percent of Class:  19.2%

                 (c)   Number of Shares As to Which Such Person Has:

                       (i)   sole power to vote or direct the vote:

                             2,873,944 See Note 1.

                       (ii)  shared power to vote or direct the vote:

                             10,268,981 See Note 1.

                       (iii) sole power to dispose or to direct the
                             disposition of:  2,873,944 See Note 1.

                       (iv) shared power to dispose or to direct the disposition of: 10,268,981 See Note 1.

    Item 5       Ownership of Five Percent or Less of a Class:
                 Not applicable

    Item 6 Ownership of More Than Five Percent of Behalf of Another Person: The Turner Children Trust dated January 21, 1980 on an as converted basis is a beneficial owner of more than 5% of the outstanding Common Stock.

    Item 7       Identification and Classification of Members of the
                 Group:   Not applicable

    Item 8       Identification and Classification of Members of the
                 Group:   Not applicable

    Item 9       Notice of Dissolution of Group:   Not applicable

    Item 10      Certification:    Not applicable

                 Footnote 1. The Company's Common Stock is the only equity security registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. However, in addition to the shares of Common Stock reflected, the Company has a second class of equity securities issued and authorized as the Series A Junior Convertible Preferred Stock, no par value (the "Series A Preferred Stock"). The Series A Preferred Stock is (i) convertible into
Common Stock pursuant to the terms and conditions set forth in the Restated Articles of Incorporation and (ii) is voted (on an as converted basis) with the Common Stock on all matters presented to the holders of Common Stock. As originally issued, each share of Series A Preferred Stock had five votes when voted with the Common Stock, subject to the 5 for 4 stock split in March, 1995, each share currently has
6.25 votes per share.  Mr. Turner is deemed to beneficially own
(i) 72,705 shares of the Series A Preferred Stock, as the result of his capacity as Trustee of the Cal Turner Family Foundation, for which he has sole dispositive and voting power, (ii) 1,613,742 shares of Series A Preferred Stock as a result of his capacity as Co-Trustee of the 1980 Turner Children Trust dated January 21,
1980, for which he has shared dispositive and voting power and
(iii) 29,295 shares of Series A Preferred Stock as a result of his capacity as Co-Trustee of the Turner Foundation for Lindsey Wilson College, Inc., for which he has shared dispositive and voting power.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


s:/ Hurley Calister Turner, Jr.          February 21, 1996